SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
July 2015

RADA ELECTRONIC INDUSTRIES LIMITED
 (Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  *                                 No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No. 333-111437.

RADA ELECTRONIC INDUSTRIES LTD.

EXPLANATORY NOTE

The following exhibits are attached:

99.1	Press Release: Rada Electronic Industries Receives an Order for Tactical Air Surveillance Radar dated June 30, 2015
99.2	Press Release: Rada Electronic Industries is Awarded a Contract for the Upgrade and Production of a UAV Avionic Unit dated July 1, 2015
99.3	Press Release: RADA Radar Selected by a Leading European Defense Contractor dated July 6, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)

By: /s/Zvi Alon
Zvi Alon
Chief Executive Officer

Date:  July 6, 2015

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: Rada Electronic Industries Receives an Order for Tactical Air Surveillance Radar dated June 30, 2015
99.2	Press Release: Rada Electronic Industries is Awarded a Contract for the Upgrade and Production of a UAV Avionic Unit dated July 1, 2015
99.3	Press Release: RADA Radar Selected by a Leading European Defense Contractor dated July 6, 2015